File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ✓                Form 40-F _____.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____            No     ✓    .

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______.]

Monthly Sales Report — September 2003
Regulated Announcement for the month of September 2003
SIGNATURES

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2003.

     Sales volume (NT$: Thousand)

Time	Item	2003	2002	Changes	(%)

September	Invoice amount	1,949,997	1,814,258	135,739	7.48%
September	Net Sales	1,820,546	1,753,491	67,055	3.82%

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	September, 2003 end	August, 2003 end	Limit of lending

MXIC	0	0	0
MXIC’s subsidiaries	1,255,686	1,086,911	12,582,448

     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	September	Bal. As of period end

MXIC	12,582,448	303,795	4,373,383
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,373,383
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	0	Underlying assets/liabilities	0
Financial instruments	5	Financial instruments	1
Realized profit (loss)	–15	Realized profit (loss)	0

Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of September 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders: None

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on August 31,	shares on August 31,	units on September 30,	shares on September 30,
2003	2003	2003	2003

1,333,625.3	13,336,253.0	1,333,625.3	13,336,253.0

     Outstanding amount of Convertible Bonds:

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	August 31, 2003	on September 30, 2003

0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of September 2003.

     The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/09/03	Shinkong Chi-Shin Fund	25,591,724.9300	13.6715 ~ 13.6883	350,000,000
2003/09/09	TIIM Bond Fund	44,507,056.5668	13.4402 ~ 13.5061	600,000,000

     The disposition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)

2003/09/17	TIIM Bond Fund	44,507,056.5668	13.4517 ~ 13.5125	600,456,964
2003/09/17	Shinkong Chi-Shin Fund	25,591,724.9300	13.6763 ~ 13.6974	350,154,254

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: October 21, 2003	By:	/s/ Paul Yeh
Name: Paul Yeh Title: Associate Vice President of Finance Center